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FORM 12b-25	SEC FILE NUMBER
001-37481

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: 12/31/2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pershing Gold Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1658 Cole Boulevard, Building 6 - Suite 210
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80401
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the year ended December 31, 2018 because the Registrant was not able to provide, in a timely manner, the Registrant’s accountant with all the necessary information in order for the Registrant’s accountant to complete their review of the Form 10-K prior to the filing deadline. It is anticipated that the Form 10-K Annual Report, along with the financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K. A statement by our accountant pursuant to Rule 12b-25(c) is attached hereto as Exhibit A.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Alexander	720	974-7252
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting a loss from operations of $14.1 million and $12.7 million for the years ended December 31, 2018 and 2017, respectively. The increase in operating loss was due primarily to an increase in operating expenses. As a result, we anticipate reporting a net loss of approximately ($14.2) million for the year ended December 31, 2018 as compared to a net loss of ($13.1) million for the year ended December 31, 2017. We anticipate reporting that at December 31, 2018, our cash, cash equivalents and restricted cash totaled approximately $4.7 million, and that our cash, cash equivalents and restricted cash decreased during the year ended December 31, 2018 by approximately $11.9 million from our cash, cash equivalents and restricted cash balance at December 31, 2017 of approximately $16.5 million.

Pershing Gold Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 29, 2019	By:	/s/ Eric Alexander, Vice President Finance and Controller

Exhibit A

STATEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This statement is being delivered pursuant to paragraph (c) of Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended. Due to a delay in our receipt of information regarding Pershing Gold Corporation (the “Registrant”) from the Registrant resulting from extended regulatory review of the Registrant’s pending merger with Americas Silver Corporation, we are unable to furnish our auditor’s report and opinion with respect to the Registrant’s consolidated financial statements for the fiscal years ended December 31, 2018 and December 31, 2017 before the applicable filing deadline for the Registrant’s Annual Report on Form 10-K without unreasonable effort or expense.

/s/ KBL, LLP

New York, New York

March 29, 2019